Exhibit 12.1

Nabi Biopharmaceuticals

RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	For the three months ended	For the nine months ended	For the Year Ended
	September 30, 2006	September 30, 2006	December 31, 2005	December 25, 2004	December 27, 2003	December 28, 2002	December 29, 2001
Fixed charges
Interest expense	1,119	3,266	3,098	2,199	1,350	2,130	2,128
Interest capitalized	—	—	106	326	83	—	5,202
Capitalized expenses related to indebtedness	—	—	—	—	—	—	—
Estimate of interest within rental expense	40	114	183	156	149	218	422
Preference security dividend	—	—	—	—	—	—	—

Total fixed charges	1,159	3,380	3,387	2,681	1,582	2,348	7,752

(Loss) earnings
Pretax (loss) income from continuing operations	(16,483)	(45,602)	(108,177)	(51,175)	(15,448)	1,738	115,769
Fixed charges	1,159	3,380	3,387	2,681	1,582	2,348	7,752
Amortization of capitalized interest	319	958	1,277	1,266	1,273	1,274	148
Interest capitalized	—	—	(106)	(326)	(83)	—	(5,202)

Total (loss) earnings	(15,005)	(41,264)	(103,619)	(47,554)	(12,676)	5,360	118,467

Ratio
Adjusted (loss) earnings	(15,005)	(41,264)	(103,619)	(47,554)	(12,676)	5,360	118,467
Total fixed charges	1,159	3,380	3,387	2,681	1,582	2,348	7,752

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	2.3	15.3

For the years ended December 27, 2003, December 25, 2004 and December 31, 2005 and the three and nine months ended September 30, 2006, Nabi Biopharmaceuticals did not generate sufficient earning to cover its fixed charges by the following amounts:

	For the three months ended	For the nine months ended	For the Year Ended
Dollar amounts in thousands	September 30, 2006	September 30, 2006	December 31, 2005	December 25, 2004	December 27, 2003	December 28, 2002	December 29, 2001
Coverage deficiency	$16,164	$44,644	$107,006	$50,235	$14,258	N/A	N/A